NovaGold Resources Inc.
Third Quarter Report August 31, 2004

Third Quarter 2004 Report to the Shareholders

NovaGold Resources Inc. is pleased to report its financial and operating results for the nine month period ended August 31, 2004 together with an update of the Company's activities through the end of September 2004.

Since NovaGold's last quarterly report released at the end of July, the Company achieved several important milestones as part of the Company's continued rapid growth. Of particular note, NovaGold was added to the S&P/TSX Composite Index and the S&P/TSX Capped Gold Index on September 17th, 2004. This is a major achievement for the Company and is recognition of the sustained progress NovaGold has made toward becoming a quality emerging gold producer.

The Company continues to rapidly advance its four North American development stage projects toward production with an ambitious exploration and development program. With the increased success of the results at Galore Creek the Company has expanded its 2004 drill program by 40% to 28,000 meters and expanded the pre-feasibility activities. As a result the Company expects to spend $15 million in 2004 at the project. The total amount to be invested this year on all the Company's properties is expected to be $32 million, including $10 million by the Company's joint venture partners. Below is a brief progress update on the Company's advanced stage projects and an overview of the Company's revenue generating activities at its Nome Operations.

Galore Creek

At the Company's 100% controlled Galore Creek property an independent Preliminary Economic Assessment Study was completed during the quarter demonstrating that the Galore Creek project has the potential to become a significant low cost gold-silver and copper producer. This Preliminary Economic Assessment demonstrates that the Galore Creek project has the potential to recover at least 2.4 million ounces of gold, 32.3 million ounces of silver and 3.3 billion pounds of copper over a 23 year mine-life. In the first 5 years the project would produce an average of 270,000 ozs gold, 1.8 million ozs silver and 200 million lbs copper yearly at an average total cash costs of $0.15 per pound of copper using the precious metals as credits; or negative (-) $180/oz of gold with copper and silver as a byproduct credit using the gold institute guidelines (based on long-term transportation and refining cost projections and metal prices of US$0.90/lb Copper; US$375/oz Gold and US$5.50/oz Silver). On a co-product basis the project would produce gold at US$125/oz and copper at US$0.49 per pound with silver credited proportionately.

This study is the first in a series of economic studies for the project that will assess the viability of a conventional open-pit mining operation on the property using long-term average metal prices. This study is intended to quantify the project's cost parameters and to direct future exploration programs as well as more detailed engineering work that will ultimately define the optimal scale of the operation for a Feasibility Study. This study evaluated in detail the access and infrastructure needs for the project, as well as looked at the best approaches to mining, processing and transportation of the concentrate product.

A financial analysis using the parameters from the study indicates that, using the 20 year long-term average price for copper of US$0.90/lb, the Galore Creek project could generate a pre-tax rate of return (IRR) of between 11.2% to 16.6% and have an undiscounted after-tax Net Present Value (NPV) between US$329 million and US$500 million for the range of gold and silver prices considered in the study. At market prices for copper of $1.25/lb, $400/oz gold and $6.00/oz silver the pre-tax rate of return doubles to 25.3% and the undiscounted after-tax Net Present Value increases to US$1.1 billion.

The study also further identified several key upside opportunities that could substantially enhance the economics of the project. These include the high probability of defining additional resources beyond those identified at the Southwest and Central deposits. In particular, exploration will focus on defining ores containing 1 gram per tonne gold and 1% copper - this higher grade material, if

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 1

Third Quarter 2004 Report to the Shareholders

properly scheduled through the mill would allow for the continuation of the higher level production rates beyond the first 5 years of the mine life. Such an extension would significantly increase the internal rate of return and net present value of the project.

A second key opportunity would result from increasing the scale of the operation beyond that used as the base case with higher capacity mining and milling equipment. Such an expanded operation would significantly enhance the project economics by increasing metal production while simultaneously reducing unit costs with increased economies of scale. Future studies will look at substantially increasing the mine throughput based on the excellent exploration potential of the project.

Currently up to 70 technical personnel are on-site with work focused on drilling, geophysics, mine planning and infrastructure, as well as environmental baseline data collection in preparation for the Pre-Feasibility Study targeted for completion in the first half of 2005. This 2004 program will be one of the largest exploration programs in British Columbia with a budget now standing at $10 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated. The original 20,000 meter drill program at Galore Creek has been expanded to 28,000 meters. An additional budget of $5 million has been allocated for environmental and engineering studies. Currently, plans for the 2005 program are underway. In particular plans for expanding the camp from the current 80-person camp to a 150-person camp to accommodate the additional work load are being finalized before camp closes in late November.

A total of five drill rigs are operating on site and have completed 50 drill holes totaling 18,000 meters (60,000 ft) so far in the program. Four of the drill rigs are focused on resource expansion drilling and one drill is completing geotechnical work for engineering pit design work. Significant mineralization has been encountered in this drilling adjacent to the two known resource areas at the Southwestern and main Central deposit including the West Fork, Junction, Bountiful and Copper Canyon targets.

An extensive ground geophysical program was also completed which identified an extensive induced polarization chargeability anomaly continuing from the Main Galore deposit to depth and to the east of known mineralization. This preliminary data suggests a dramatic increase in the apparent size of the mineral system and has identified a large area of prospective ground for additional exploration. A detailed airborne geophysical survey was also completed in August providing coverage of the Grace and Copper Canyon areas as well.

In addition to the geological exploration studies, the Company has also engaged several independent engineering and consulting companies to provide input into detailed engineering studies to design mine plans, processing facilities and infrastructure related to the mine development to pre-feasibility level of detail (+/- 20% cost estimates). In conjunction with the on-going engineering studies, the company has also undertaken detailed environmental baseline studies in coordination with representatives from the Tahltan First Nations, local government and the Britsh Columbia and Federal authorities to provide information to be incorporated into the Environmental Assessment and permitting process. The project has received strong interest and support from each of these groups in recognition of the potential significant economic benefits to the region.

Donlin Creek Project

The Donlin Creek Project is being developed in joint venture with Placer Dome Inc. the world's 5th largest gold producer. Placer Dome currently owns a 30% interest in the project and has the right to earn an additional 40% interest from NovaGold by expending US$32 million toward development of the property, completing a bankable feasibility study and making a positive construction decision

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 2

for a mine that would produce at least 600,000 ounces of gold per annum on or before November 2007. The project is currently at the Pre-Feasibility stage of development. A mine construction decision is targeted by 2007.

Donlin Creek hosts a measured and indicated resource of 11 million ounces and an additional inferred resource of 14 million ounces of gold, making it one of the largest undeveloped gold deposits in North America. As currently envisaged, Donlin Creek would be developed as a large scale, open-pit mining operation that would produce in excess of 1 million ounces of gold per year.

Placer Dome plans to spend $8 million (US$6 million) in 2004 on engineering and environmental studies for development of the project, condemnation drilling, water well drilling, hydrology studies and environmental baseline studies. A local source for lime to be used in ore processing has been identified. On-going studies have identified feasible alternatives for project access and power supply. The joint venture continues to work closely with local communities, native corporation land owners, and state and federal governments to develop a world class mine at Donlin Creek.

Rock Creek and Nome Projects

At NovaGold's 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study is well underway with independent engineering firm Norwest Corporation. In addition, the Company has initiated the formal permitting process. A budget of C$6.7 million (US$5 million) is planned for the development work in 2004 at Rock Creek. Approximately 1,650 meters (5,400 ft) of HQ triple tube diamond drilling in 20 holes has been completed along with a 1,000 meter (3,300 ft) trench program across the main mineralized zone. A twin drill hole program of duplicate best method reverse circulation (RC) drilling has also been completed as part of the reserve definition program developed by engineering firm AMEC E&C Limited. Further a 2,700 meters (8,900 ft) of infill drilling, to convert the remaining areas of Inferred Resources to Indicated Resources, has also been completed with 38 drill holes of both RC and core. In addition, a detailed metallurgical program is underway to determine final design parameters for the milling circuit as part of the final Feasibility Study.

The Rock Creek project is anticipated to produce an average of 100,000 ounces of gold per year at a total cash cost of US$200 per ounce. A mine construction decision at Rock Creek is targeted for 2005 after completion of the final Feasibility Study and receipt of construction permits. The State of Alaska has allocated and approved US$5 million in funds for construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek project area.

At the nearby 100% owned Big Hurrah property outside of Nome, NovaGold has initiated a 2,700 meter (8,900 ft) program of both RC and core to test the potential to develop a near surface gold resource. Historic work on the property has identified multiple shallow mineralized zones grading as much as 10 g/t gold with similar characteristics to Rock Creek. After completion of the twin and in-fill program at Rock Creek the drills will be mobilized to Big Hurrah.

Ambler Project

Exploration at the Ambler project, located in Northwestern Alaska, focused on verification of the historic resource and further development of a comprehensive geologic model for the deposit. A total of 11 holes were completed during the 2004 program in and adjacent to the deposit totaling 3,000 meters (10,000 ft). The updated 3-D geologic model for the project will be used in the preparation of an updated resource estimate in early 2005. Assay results are anticipated to be complete later this fall.

The Ambler property hosts several volcanogenic massive sulfide (VMS) deposits including the Arctic Deposit

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 3

Third Quarter 2004 Report to the Shareholders

which was the focus of this years drill program. The property has been largely unexplored since the early 1980's and with further drilling there is excellent potential to expand the existing resources at Arctic as well as identify new high quality targets along trend of the favorable stratigraphy.

NovaGold is acquiring a 51% interest in the 35,000 acre (14,000 hectare) Ambler property through an option agreement with subsidiaries of Rio Tinto plc. Under the terms of the agreement, NovaGold can earn a 51% interest by matching Kennecott's expenditures on the property totaling US$20 million before 2016. During the first five years of the agreement NovaGold must spend a minimum of US$5 million on exploration and development work and obtain memorandums of understanding with landowners in the region necessary to provide access for mine development. NovaGold remains manager of the project through to the completion of a final positive Feasibility Study.

Nome Operations

The Company is anticipating a good year at its Nome sand-and-gravel and real estate businesses held by the Company's wholly-owned subsidiary Alaska Gold Company. In real estate, the State of Alaska continues to move forward with plans to purchase approximately 300 acres of land from the Company for Phase 1 of a multiphase expansion of the Nome Airport facility. Although the process is slower than originally anticipated, discussions are on-going with the State of Alaska and the Company looks to finalize a sale agreement in 2004 or 2005. In addition, the Port of Nome is also being expanded under a $39 million matching federal grant to the City of Nome. Work on the port began earlier this year. Both the Airport and Port expansion projects, along with the Glacier Creek road project are expected to have a favorable impact on the Company's sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the corporation.

We look forward to reporting on further positive developments on the Company's projects during the coming months.

ON BEHALF OF THE BOARD OF DIRECTORS

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President & Chief Executive Officer
September 30, 2004

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 4

Management's Discussion and Analysis

General

This Management's Discussion and Analysis of NovaGold Resources Inc. (NovaGold) is dated October 8, 2004 and provides an analysis of NovaGold's financial results for the three and nine months ended August 31, 2004 compared to the same periods in the previous year. The following information should be read in conjunction with the Company's August 31, 2004 unaudited consolidated financial statements and related notes, and the Company's November 2003 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies have been consistently followed in the preparation of these financial statements except that at December 1, 2003 the Company adopted the revised requirements of Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments". See Changes In Accounting Policies. All amounts are expressed in Canadian dollars unless otherwise indicated.

NovaGold is a precious metals company focused on the exploration and development of gold properties in North America. NovaGold had $50.8 million of cash at August 31, 2004, has no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange and the American Stock Exchange (symbol NG).

Results of Operations

The Company had a net loss of $0.3 million (or $0.00 per share) for its third quarter ended August 31, 2004, compared with a net loss of $0.6 million (or $0.01 per share) for the same quarter in 2003. The decrease in the quarter's loss was due mainly to the $0.6 million increase in revenues from the sale of land, gravel and gold in Alaska, net of cost of sales, offset by the non-cash costs related to the new accounting for stock-based compensation. Under the new rules for the accounting for stock-based compensation, there was a charge for stock-based compensation of $0.3 million in the quarter with no comparable amount in 2003. The accounting for stock-based compensation includes an equivalent $0.3 million amount in shareholders' equity, so there is no net effect on shareholders' equity as a result of this charge.

During the quarter ended August 31, 2004 the Company acquired all of the approximately 45% of the common shares of SpectrumGold Inc. not previously held by the Company in exchange for shares of the Company at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. On July 15, 2004 the Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a deemed price of $6.41 per share, being the market price at the date the proposed arrangement was announced.

The Company also assumed existing SpectrumGold stock options, warrants and a property option agreement under which 1,634,072, 74,074, and 222,222 of the Company's shares may be issued to the holders, respectively. The total purchase price allocated to the shares issued and convertible instruments assumed was $64.1 million of which $9.4 million was allocated to the book value of acquired minority interest and $54.7 million was added to the carrying value of the Galore Creek project. The minority interest shown in the quarter ended August 31, 2004 relates only to the period to July 15, 2004.

Net revenue from the Company's Nome, Alaska operations and interest income totaled $1.2 million for the third quarter of 2004, compared with $0.4 million in the same period in 2003. This $0.8 million increase was mainly due to the completion of significantly more land sales in the quarter of 2004 than in 2003. In addition, interest income increased by $0.2 million because of the higher cash holdings in 2004.

Expenses were $1.5 million for the third quarter 2004 compared with $1.0 million in the same quarter 2003. The main increase related to the $0.3 million charge for stock-based compensation in the third quarter of 2004 with no corresponding amount in 2003. Wages and benefits, corporate development and communication, and general and administrative costs combined increased by $0.1 million in the quarter due mainly to increased insurance costs.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 5

Management's Discussion and Analysis

Professional fees increased slightly due to increased legal and consulting work.

The Company had a net loss of $7.1 million (or $0.12 per share) for the nine months ended August 31, 2004, compared with a net loss of $5.4 million (or $0.13 per share) for the same period in 2003. Stock-based compensation charge during the nine months ended August 31, 2004 was $5.8 million compared to nil for the same period in 2003. Net revenue from the Company's Nome, Alaska operations, net of cost of sales, increased by $1.0 million in the nine months ended August 31, 2004 compared with the same period in 2003. Interest income also increased by $0.8 million as a result of increased cash balances. These increases were offset by the combined $0.4 million increase in wages and benefits, corporate development and communication, and general and administrative costs and the $0.1 million increase in professional fees. Foreign exchange results improved, with no foreign exchange gain or loss being reported for the nine months ending August 31, 2004 compared with a loss of $1.0 million in the same period of 2003.

Liquidity and Capital Resources

The Company expended $3.7 million on net operating activities during the nine months ended August 31, 2004 compared to $4.9 million during the same period in 2003.

In 2004 the majority of the cash outflow on operating activities resulted from non-cash working capital changes related mainly to payments to vendors for mineral property exploration and related activities. In 2003 the non-cash working capital changes totaled $2.1 million of $4.9 million expended on operating activities because the larger cash losses in the period. The Company's exploration activities are seasonal in nature and programs tend to be completed by November and to restart late in the spring.

The Company received net proceeds of $5.8 million from the issuance of shares and the exercise of stock options and warrants in the nine months ended August 31, 2004 compared with $0.7 million for the same period in 2003.

The Company expended $11.1 million on investing activities in the nine months ended August 31, 2004 compared with $3.4 million in the same period 2003. The majority of the mineral property expenditures occurred at the Rock Creek and Galore Creek projects. During the nine months the Company also expended $1.2 million on investments, the largest being a $1.0 million purchase of shares in Pioneer Metals as part of the option on the Grace property, immediately north of the Galore Creek property.

At August 31, 2004 the Company had working capital of $42.8 million compared with $54.7 million at November 30, 2003.

Selected Financial Data

Quarterly Information
In $000's except per share amounts, for the fiscal quarters ended:

	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03	5/31/03	2/28/03	11/30/02
	$	$	$	$	$	$	$	$

Net revenues	1,207	581	735	545	359	129	226	344
Loss for the quarter	(286)	(6,533)	(294)	(1,537)	(636)	(3,420)	(1,360)	(559)
Loss per share -
basic and diluted	(0.00)	(0.12)	(0.01)	(0.02)	(0.01)	(0.08)	(0.03)	(0.03)
Expenditures on
mineral properties and
related deferred costs (1)
USA	3,153	970	480	2,916	1,942	781	238	6,429
Canada	62,718(2)	1,553	437	(109)	2,745	24	22	0
(1)	Expenditures on mineral properties and related deferred costs are net of recoveries and option payments.
(2)	An excess of purchase price over book value in the amount of $54,696,000 has been allocated to Galore Creek on the acquisi- tion of SpectrumGold Inc. (see note 4 of the Company's August 31, 2004 unaudited financial statements).

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 6

The Company carries out exploration activities in Canada and the United States. Factors that cause fluctuations in the Company's quarterly results are the timing of the Nome operations sales and the write-offs of mineral property costs previously capitalized. The majority of the Company's properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company's sales revenues are denominated in US dollars and a portion of the expenses are incurred in US dollars, the Company's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and the Company therefore does not anticipate being materially susceptible in 2004 to currency variations.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. Most of the Company's expenditures on its properties are of a discretionary nature. At August 31, 2004, the Company's aggregate commitments for operating leases totaled $0.5 million spread evenly over the next five years. The Company has no significant financial or other instruments except that its cash funds are largely invested in high quality commercial or bank paper with a term of less than three months and may be easily liquidated.

Outlook

Currently $32 million is budgeted to be invested in 2004 on exploration and development programs on the Company's properties, including $10 million by joint venture partners. This work will include an estimated 40,000 meters of drilling with the majority of the work focused at the Galore Creek, Rock Creek, Ambler, and Donlin Creek Projects. Approximately $15 million of NovaGold's $22 million share has been incurred as of August 31, 2004.

At the Company's 100% controlled Galore Creek property the previously announced 2004 budget of over $8 million has been increased to $15 million. This increase is primarily as a result of extending the drill program by 40% from 20,000 meters to 28,000 meters and expanding the 2004 program of pre-feasibility study activities, but also reflects that the Company has experienced increased costs as a result of higher than expected helicopter usage. The Company's 2004 program will be one of the largest exploration programs in British Columbia with approximately $10 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated. The remaining $5 million is budgeted for geophysics, mine and infrastructure planning, as well as environmental baseline data collection and preparation for the Pre-Feasibility Study targeted for completion in the first half of 2005. An independent Preliminary Economic Assessment Study was completed in August 2004 and evaluated in detail the access and infrastructure needs for the project, as well as looking at the best approaches to mining, processing and transportation of the concentrate product. This study also estimated the capital and operating costs and manpower needs for the project as envisioned by NovaGold. A copy of this report is available on SEDAR (www.sedar.com) and the Company's website (www.novagold.net).

At Donlin Creek, NovaGold's joint venture partner Placer Dome budgeted US$6 million in 2004 on engineering and environmental studies for development of the project with no financial contribution required by NovaGold. On-going studies have identified feasible alternatives for project access and power supply.

At NovaGold's 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study has been initiated with independent engineering firm Norwest Corporation. The Company is completing additional in-fill drilling and metallurgical testwork in 2004 as part of the final Feasibility Study. The budget of US$5 million is planned for the development work in 2004 at Rock Creek and a 2,700 meter drill program at the nearby 100% owned Big Hurrah property located outside of Nome.

The Company is currently developing plans for its 2005 program, which will be announced when finalized. With $50 million of cash and cash equivalents at August 31, 2004

NOVAGOLD RESOURCES INC.QUARTERLY REPORT 2004 - 7

Management's Discussion and Analysis

the Company has sufficient funds to meet all its existing future obligations but will need sources of additional financing to develop its projects.

Critical Accounting Estimates

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Reclamation Costs
In recent years, the Company's activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase related to assessing the technical feasibility and commercial viability of discovered mineral resources. Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

The Company's accounting policies are described in note 2 to the consolidated financial statements.

Change in Accounting Policies

On December 1, 2003 the Company adopted the revised requirements of Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are charged to the income statement. During the three months ended August 31, 2004, stock options were granted and a stock-based compensation expense of $0.3 million was recorded.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 8

There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title in the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management's Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management's Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 9

Consolidated Balance Sheets - Unaudited

	in thousands of Canadian dollars

	August 31,	November 30,
	2004	2003
	$	$

Assets
Current assets
Cash and cash equivalents	50,828	59,747
Restricted cash	469	54
Accounts receivable	653	189
Amounts receivable from related party	13	13
Inventory - other	97	99
Deposits and prepaid amounts	942	733
	53,002	60,835

Officer loan receivable	204	215
Land	1,757	1,683
Property, plant and equipment	1,084	660
Mineral properties and related deferred costs (note 2)	105,641	36,330
Investments	1,641	130
Reclamation deposit	105	105
	163,434	99,958
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9,196	4,775
Loan payable	200	200
Provision for reclamation costs	781	1,136
	10,177	6,111

Deferred tenant inducements	100	119
Provision for reclamation costs	536	536
Minority interest	-	9,130
	10,813	15,896
Shareholders' equity
Share capital (note 3)	227,359	157,475
Contributed surplus	820	820
Stock-based compensation	5,811	23
Deficit	(81,369)	(74,256)
	152,621	84,062
	163,434	99,958
Nature of operations (note 1)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 10

Consolidated Statements of Operations and Deficit - Unaudited

	in thousands of Canadian dollars		in thousands of Canadian dollars
	Three Months Ended		Nine Months Ended
	August 31		August 31
	2004	2003	2004	2003
	$	$	$	$
Revenue
Land, gravel, gold and other revenue	1,048	351	1,665	604
Interest income	280	62	1,015	214
	1,328	413	2,680	818

Cost of sales	121	54	157	134

	1,207	359	2,523	684

Expenses and other
Corporate development and communication	155	128	547	563
Foreign exchange (gain) loss	(58)	(76)	-	1,048
General and administrative	434	343	1,476	886
Mineral property recovery in excess of costs	-	-	(109)	-
Professional fees	166	145	621	521
Stock-based compensation	336	-	5,788	-
Wages and benefits	449	429	1,428	1,553
Write-down of mineral properties	-	-	-	1,503

	1,482	969	9,751	6,074
Loss from equity investment	-	(36)	-	(36)
Minority interest	(11)	10	115	10

Loss for the period	(286)	(636)	(7,113)	(5,416)
Deficit - Beginning of period	(81,083)	(72,083)	(74,256)	(67,303)

Deficit - End of period	(81,369)	(72,719)	(81,369)	(72,719)

Loss per share
Basic and diluted	(0.00)	(0.01)	(0.12)	(0.13)

Weighted average number of shares	58,659,954	42,810,076	58,152,426	42,702,834

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 11

Consolidated Statement of Cash Flows - Unaudited

	in thousands of Canadian dollars		in thousands of Canadian dollars
	Three Months Ended		Nine Months Ended
	August 31		August 31
	2004	2003	2004	2003
	$	$	$	$
Cash provided by (used by)

Operating activities
Net loss for the period	(286)	(636)	(7,113)	(5,416)
Items not affecting cash
Foreign exchange (gain) loss	(58)	(76)	-	1,048
Amortization	49	46	143	85
Mineral property recovery in excess of cost	-	-	(109)	-
Loss from equity investments	-	35	-	35
Minority interest	(11)	(10)	115	(10)
Stock-based compensation (note 5)	336	-	5,788	-
Write-down of mineral properties and
deferred costs	-	-	-	1,503
	30	(641)	(1,176)	(2,755)

Net change in non-cash working capital
(Increase)/decrease in accounts receivable,
deposits and prepaid amounts	(222)	1,367	(662)	1,184
(Increase)/decrease in inventory	6	(2)	2	9
Increase/(decrease) in accounts payable
and accrued liabilities	(460)	6	(1,962)	(3,340)

	(646)	730	(3,798)	(4,902)
Financing activities
Proceeds from issuance of common shares - net	399	242	6,531	656
SpectrumGold Inc. acquisition costs (note 4)	(758)	-	(758)	-
	(359)	242	5,773	656

Investing activities
Investments	-	-	(1,180)	-
Acquisition of property, plant and equipment	(37)	(58)	(586)	(400)
Expenditures on land improvements	-	-	(74)	-
Acquisition of subsidiary	-	(2,213)	-	(2,213)
Cash acquired with subsidiary	-	1,504	-	1,504
Increase in restricted cash	(5)	-	(415)	-
Expenditures on mineral properties and
related deferred costs - net	(11,261)	(1,451)	(14,667)	(2,256)
Increase in accounts payable and accrued liabilities	5,631	-	6,028	-

	(5,672)	(2,218)	(10,894)	(3,365)

Effect of exchange rate on cash and
cash equivalents	58	76	-	(1,048)
Decrease in cash and cash equivalents
during the period	(6,619)	(1,170)	(8,919)	(8,659)
Cash and cash equivalents -
Beginning of the period	57,447	12,898	59,747	20,387
Cash and cash equivalents -
End of the period	50,828	11,728	50,828	11,728

Supplemental disclosure

Mineral property recovery in excess of cost	-	-	109	-

Shares received from option agreement	97	-	222	-

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 12

Notes to Consolidated Statements - Unaudited

1. Nature of operations and basis of presentation

The Company is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska, British Columbia and the Yukon Territory.

These consolidated financial statements include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company and NovaGold Resources Alaska, Inc.

The consolidated accounts have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company's 2003 Annual Report and have been consistently followed in the preparation of these financial statements except that at December 1, 2003 the Company has adopted the revised requirements of Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are charged to the income statement (see note 5). Accordingly, these financial statements should be read in conjunction with the Company's 2003 Annual Report.

2. Mineral properties and related deferred costs

For the nine months ended August 31, 2004:	in thousands of Canadian dollars

	Balance		Option receipt (1)		Balance
	November 30,		Adjustment (2)		August 31,
	2003	Expenditures	Tax recovery (3)		2004
	$	$	$		$
Alaska, USA
Donlin Creek	17,419	2	-		17,421
Rock Creek	8,695	3,475	-		12,170
Shotgun	4,281	-	(221)	(1)	4,060
Ambler	5	1,179	-		1,184
Nome Gold	142	38	-		180
Other	176	130	-		306

Yukon and British Columbia, Canada
Galore Creek (note 4)	3,019	9,272	54,696	(2)	66,657
			(330)	(3)
Copper Canyon	1	732	-		733
Brewery Creek	1,127	397	(32)	(3)	1,492
McQuesten	1,386	48	(116)	(3)	1,318
Other	79	41	-		120
	36,330	15,314	53,997		105,641

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 13

Notes to Consolidated Statements - Unaudited

3. Share capital

Authorized
1,000,000,000 common shares, no par value	in thousands of Canadian dollars
10,000,000 preferred shares issuable in one or more series

Issuance of common shares	Number of	Value
	Shares	$

Balance at November 30, 2003	53,026,814	157,475
Issued in six months
For cash pursuant to option agreements	424,500	1,402
For cash pursuant to warrant agreements	747,902	4,730

Balance at May 31, 2004	54,199,216	163,607
Issued in quarter
For cash pursuant to option agreements	384,259	399
Acquisition of SpectrumGold Inc. (note 4)	8,573,518	63,353

Balance at August 31, 2004	63,156,993	227,359

4. Business acquisition

On July 15, 2004, the Company completed the business acquisition of SpectrumGold Inc. (SpectrumGold) by amalgamating SpectrumGold with the Company's wholly owned subsidiary, NovaGold Canada Inc. Under the plan of arrangement the Company acquired all of the approximately 45% of the common shares of SpectrumGold not previously held by the Company in exchange for shares of the Company at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. On July 15, 2004 the Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a deemed price of $6.41 per share, being the market price at the date the proposed arrangement was announced.

The Company also assumed existing SpectrumGold stock options, warrants and a property option agreement under which 1,634,072, 74,074, and 222,222 of the Company's shares may be issued to the holders, respectively. The Company assumes that the warrants will be exercised during the year at $4.66 per share and thus, has included the share issuance for the warrants at the difference between the exercise price and the deemed price of $6.41 per share as part of the purchase price.

The fair value of the stock options has been calculated using the Black-Scholes model and amounts to $9,025,000. The following assumptions were used in the calculation:

Average risk-free interest rate	2.4%
Expected life	2.2 years
Expected volatility	84%
Expected dividends yield	Nil

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 14

Notes to Consolidated Statements - Unaudited

The transaction was accounted for using the purchase method and the excess of consideration over book value acquired, amounting to $54,696,000, has been allocated to the Galore Creek mineral property as follows:

in thousands of Canadian dollars
$

Purchase Price
Shares issued	54,956
Share warrants assumed	130
Stock options assumed	9,025

Total cost of the acquisition	64,111
Assets acquired
Minority interest in net assets	9,415

Mineral properties	54,696

A total of $63,353,000, net of $758,000 of costs associated with the acquisition, was recorded in the Company's capital stock in the quarter.

5. Stock options

The Company has adopted the new recommendations for accounting for stock options as required by CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments ("CICA 3870"). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The recommendations of CICA 3870 are applied prospectively to grants on or after December 1, 2003; the date of adoption by the Company.

For the three months ended August 31, 2004 the Company has recognized a stock-based compensation charge of $336,000 for options granted during the quarter.

The fair value of options recognized have been estimated using a price model. Assumptions used in the pricing model for the nine months ended August 31, 2004 are as follows:

Average risk-free interest rate	3.03%-3.31%
Expected life	2.18 years
Expected volatility	81%-85%
Expected dividends	Nil

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 15

Notes to Consolidated Statements - Unaudited

6. Segmented information

The Company's revenues and cost of sales from external customers are generated from one reportable operating segment, sales from land, gravel and gold from its operations located in Alaska. The Company's exploration assets are located in the United States and Canada and the geographical breakdown is shown in note 2.

NOVAGOLD RESOURCES INC. QUARTERLY REPORT 2004 - 16

Corporate Information

Officers	Legal Counsel	Registrar and Transfer Agent

Rick Van Nieuwenhuyse, M.Sc.	Patterson Palmer	Computershare Trust Company
President & CEO	Halifax, Nova Scotia	Halifax, Nova Scotia

Doug Brown, B.Sc., M.Sc.	Dorsey & Whitney	Headquarters
Vice President, Business	Seattle, Washington
Development		Suite 3454, Four Bentall Centre
1055 Dunsmuir Street
Greg S. Johnson, B.Sc. Honors	Directors	P.O. Box 49215
Vice President, Corporate		Vancouver, British Columbia V7X 1K8
Communications & Strategic	George Brack	Tel: (604) 669-6227
Development	North Vancouver, British Columbia	Fax: (604) 669-6272
Toll Free Tel: 1 (866) 669-6227
R.J. (Don) MacDonald, C.A.	Michael Halvorson	info@novagold.net
Senior Vice President & CFO	Edmonton, Alberta	Website: www.novagold.net
Corporate Secretary
Gerald McConnell
Joe R. Piekenbrock, M.Sc.	Kings County, Nova Scotia	Nome Operations
Vice President, Exploration
	Cole McFarland	P.O. Box 640
Auditors	Fallbrook, California	Nome, Alaska 99762-0640
Doug Nicholson
PricewaterhouseCoopers LLP	Clynton Nauman	Nome Operations Manager
Vancouver, British Columbia	Blaine, Washington	Tel: (907) 443-5272
Fax: (907) 443-5274
James Philip, C.A.
Bankers	Coquitlam, British Columbia	Stock Listing

TD Canada Trust	Rick Van Nieuwenhuyse	American & Toronto Stock Exchanges
Bank of Montreal	Los Gatos, California	Common shares: Symbol NG
Warrants (TSX): Symbol NG.WT

Nome Beach placer miners, 1900's
Alaska State Library, Gold Rush Centennial Collection

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